UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

DEVELOPMENT BANK OF JAPAN	**0001109609**
Exact name of registrant as specified in charter	Registrant CIK Number
Annual Report on Form 18-K for the Year Ended March 31, 2005	**333-11678**
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

06021795

TOKYO:31426.1

Exhibit Index on Page 3

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on January 18, 2006.

Development Bank of Japan

By: Masaaki Kaji
Masaaki Kaji
Chief Representative, New York Representative Office

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________, 19____ that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

TOKYO:31426.1

EXHIBIT INDEX

Exhibit Number	Description
1.	Excerpt of General Rules of the National Budget, which relates to the Registrant for the fiscal year ending March 31, 2006 (Exhibit 3 to the Annual Report on Form 18-K for the fiscal year ended March 31, 2005, filed on January 18, 2006)

Exhibit 3

平成17年度政府関係機関予算

予算総則

（収入支出予算）

第1条　次に掲げる各政府関係機関の平成17年度収入支出予算は、「甲号収入支出予算」に掲げるとおりとする。

国民生活金融公庫
住宅金融公庫
農林漁業金融公庫
中小企業金融公庫
公営企業金融公庫
沖縄振興開発金融公庫
日本政策投資銀行
国際協力銀行

（借入金等の限度額）

第2条　次の表の左欄に掲げる各公庫の「公庫の予算及び決算に関する法律」の規定による借入金又は債券の限度額は、それぞれ右欄に掲げるとおりとする。

公庫	限度額	
国民生活金融公庫	借入金	2,390,000,000千円
	国民生活債券	340,000,000
住宅金融公庫	政府からの借入金	30,000,000
	政府以外の者からの借入金	314,968,000
	住宅金融公庫債券	2,700,000,000
	住宅金融公庫財形住宅債券	368,641,000
	住宅金融公庫住宅宅地債券	233,798,000
農林漁業金融公庫	借入金	195,392,000
	農林漁業金融公庫債券	23,000,000

公　庫	限　度　額	
中小企業金融公庫	借入金	1,212,300,000千円
	中小企業債券	441,000,000
公営企業金融公庫	公営企業債券	1,966,000,000
沖縄振興開発金融公庫	政府からの借入金	112,114,000
	政府以外の者からの借入金	5,500,000
	沖縄振興開発金融公庫債券	30,000,000
	沖縄振興開発金融公庫住宅宅地債券	814,500

2　財務大臣は、予見し難い経済事情の変動その他やむを得ない事由により前項に掲げる各公庫において事業資金又は借入金及び債券により調達する資金の増額を必要とする特別の事由があるときは、法令の規定に従い同項の借入金及び債券のそれぞれの限度額の100分の50に相当する金額の範囲内において、当該限度額を増額することができる。

3　第1項に規定する国民生活債券、住宅金融公庫債券、住宅金融公庫財形住宅債券、住宅金融公庫住宅宅地債券、農林漁業金融公庫債券、中小企業債券、公営企業債券、沖縄振興開発金融公庫債券及び沖縄振興開発金融公庫住宅宅地債券の発行価格が額面金額を下回るときは、それぞれの発行価格差減額をうめるため必要な金額を同項のそれぞれの限度額（前項の規定により限度額が増額された場合を含む。）に加算した金額を限度額とする。

（収入支出予算の弾力条項）

第3条　次の表の左欄に掲げる各公庫又は各銀行において、中欄に掲げる事由により収入金額が予算額に比して増加（第1号にあっては同号に掲げる増額）するときは、財務大臣の承認を受けて、その増加する金額を限度として（第1号にあっては予算額を超えて）それぞれの右欄に掲げる経費を増額することができる。

公庫又は銀行	要　件	経　費
1　第1条に掲げる各公庫	第2条第2項及び第3項の規定による借入金の借入れ及び債券の発行の増額	借入金及び債券の利子その他の事業量の増加に伴い直接必要な経費
2　日本政策投資銀行又は国際協力銀行	貸付業務に係る事業量の増加	貸付業務の増加に直接必要な経費

2　次の表の左欄に掲げる各公庫において、中欄に掲げる保険金の支出が増加し、保険金の予算に不足を生ずるときは、それぞれの右欄に掲げる金額を限度として保険金の予算を増額することができる。

公　庫	保　険　金	限　度　額
1　住宅金融公庫	「住宅融資保険法」に基づく保険金	「住宅金融公庫法」の規定による証券化支援積立金及び住宅融資保険積立金の金額と同法の規定による債務保証特定保険基金及び住宅融資保険基金の金額の合計額に相当する金額
2　中小企業金融公庫	「中小企業信用保険法」及び「中小企業の新たな事業活動の促進に関する法律」(仮称)に基づく保険金	「中小企業金融公庫法」第23条の3第2項の規定による中小企業信用保険準備基金の金額と同条第3項の規定による融資基金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「中小企業金融公庫法」に基づく保険金	「中小企業金融公庫法」附則第8項の規定による機械保険経過業務運営基金の金額と同法附則第13項の規定による積立金の金額の合計額に相当する金額を限度として財務大臣の定める金額
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」に基づく保険金	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第9条第1項の規定による破綻金融機関等関連特別保険等準備基金の金額に相当する金額を限度として財務大臣の定める金額

(保険契約等の限度額)

第4条　次の表の左欄に掲げる各公庫の中欄に掲げる法律の規定による金額の限度は、平成17年度においてそれぞれ右欄に掲げるとおりとする。

公　庫	根　拠　規　定	限　度　額	
住宅金融公庫	「住宅融資保険法」	保険価額の総額	500,000,000千円
中小企業金融公庫	「中小企業金融公庫法」第19条第5項及び第25条の4第2項	保証金額の総額	63,000,000
		保険価額の総額	21,533,000,000

公　　庫	根　拠　規　定	限　度　額
	「破綻金融機関等の融資先である中堅事業者に係る信用保険の特例に関する臨時措置法」第6条	貸付金の総額　[illegible]千円 受益権の譲渡により調達する資金の総額　142,500,000 保険価額の総額　86,000,000

（流用の制限）

第5条　日本政策投資銀行又は国際協力銀行がその経費の金額を相互に流用し、又はその経費と他の経費との間にその金額を相互に流用する場合において、「日本政策投資銀行法」第36条第1項又は「国際協力銀行法」第38条第1項の規定により財務大臣の承認を受けなければならない経費は、次に掲げるとおりとする。

（1）　役職員に対して支給する給与に要する経費

（2）　交際費に要する経費

（俸給予算等の制限）

第6条　第1条に掲げる政府関係機関は、それぞれ支出予算の範囲内であっても、役職員の定員及び給与をこの予算において予定した定員及び給与の基準を超えてみだりに増加し又は支給してはならない。

（補　　則）

第7条　第1条に掲げる政府関係機関が平成17年度において発行する債券で外貨をもって支払わなければならないものがあるときは、その額面総額は、外貨による額面総額を外国貨幣換算率（アメリカ合衆国通貨にあっては、平成16年10月11日から同年11月10日までの間における実勢相場を平均した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。）をいい、アメリカ合衆国通貨以外の通貨にあっては、同期間における当該通貨のアメリカ合衆国通貨に対する市場実勢を当該為替相場をもって裁定した為替相場（その相場に1円未満の端数があるときは、これを四捨五入する。ただし、1通貨単位について10円未満となる通貨にあっては、100通貨単位（10通貨単位について1円未満となる通貨にあっては、1,000通貨単位）についての値をとり、円単位未満を四捨五入する。）をいう。）により換算した金額とする。

平成17年度3030日本政策投資銀行

甲号　収入支出予定計算書

区　分	平成17年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1 収　入	400,205,603	434,145,090	△ 33,939,487
2 支　出	365,955,521	414,500,208	△ 48,544,687

〔収入支出予定額内訳〕

収　入

款・項・目別区分並びに各目の見積の事由及び計算の基礎

款・項・目	平成17年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0100-00 事業益金				
0101-00 事業益金	374,906,236	415,305,804	△ 40,399,568	
0101-01 貸付金利息	374,224,926	414,655,165	△ 40,430,239	貸付金残高を基礎として利息の収入見込額を算出(「石油及びエネルギー需給構造高度化対策特別会計法施行令」等に基づき受け入れる収入及び社債の利息収入を含む。)
0101-02 保証料	449,412	421,139	28,273	保証債務残高を基礎として保証料の収入見込額を算出
0101-03 配当金収入	231,900	229,500	2,400	株式配当金の収入見込額を計上
0200-00 雑収入	25,299,365	18,839,286	6,460,079	
0201-00 運用収入				

[redacted]

款・項・目	平成17年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	見積の事由及び計算の基礎
0201-01 運用収入	1,152,997	2,177,575	△ 1,024,578	有価証券の運用による利息収入等の収入見込額を計上
0202-00 雑収入	24,146,368	16,661,711	7,484,657	
0202-02 労働保険料被保険者負担金	102,063	90,597	11,466	労働保険料の被保険者負担金の収入見込額を計上
0202-01 雑収入	24,044,305	16,571,114	7,473,191	受入手数料等の収入見込額を計上

支出

事項別内訳

項	事項	平成17年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)	説明
01 事業損金	事務運営に必要な経費	26,607,251	26,922,267	△ 315,016	事務運営に必要な人件費及び事務費
	税金	902,661	956,564	△ 53,903	国税及び地方税の支払
	業務委託費	269,325	271,214	△ 1,889	業務の一部を委託する金融機関に支払う手数料
	支払利息及び債券発行諸費	337,726,284	385,900,163	△ 48,173,879	1　財政融資資金及び簡易生命保険資金からの借入れ等に伴う支払利息 2．日本政策投資銀行債券の利息及びその発行諸費
09 予備費	予備費	450,000	450,000	0	予見し難い予算の不足に充てるための予備費

収入支出予定額科目別表

科目	平成17年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
収入			
0100-00 事業益金			
0101-00 事業益金	374,906,238	415,305,804	△ 40,399,566
0101-01 貸付金利息	374,224,926	414,655,165	△ 40,430,239
0101-02 保証料	449,412	421,139	28,273
0101-03 配当金収入	231,900	229,500	2,400
0200-00 雑収入	25,299,365	18,839,286	6,460,079
0201-00 運用収入			
0201-01 運用収入	1,152,997	2,177,575	△ 1,024,578
0202-00 雑収入	24,146,368	16,661,711	7,484,657
0202-02 労働保険料被保険者負担金	102,063	90,597	11,466
0202-01 雑収入	24,044,305	16,571,114	7,473,191
収入合計	400,205,603	434,145,090	△ 33,939,487
支出			
01 事業損金	365,505,521	414,050,208	△ 48,544,687
1-01 役員給	286,973	286,329	644

科目	平成17年度予定額(千円)	前年度予算額(千円)	比較増△減額(千円)
1-02 職員基本給	7,724,721	7,808,600	△ 83,879
1-03 職員諸手当	4,391,285	4,536,554	△ 145,269
1-04 超過勤務手当	911,708	921,806	△ 10,098
1-05 退職手当	1,456,585	1,482,292	△ 25,707
5-06 諸支出金	2,101,907	2,049,626	52,281
2-07 旅費	863,638	873,309	△ 9,671
3-08 業務諸費	8,867,875	8,961,192	△ 93,317
9-09 交際費	2,459	2,459	0
3-10 税金	902,661	956,564	△ 53,903
5-11 業務委託費	269,325	271,214	△ 1,889
9-12 支払利息	336,977,127	385,161,569	△ 48,184,442
9-13 債券発行諸費	749,157	738,594	10,563
9-14 賠償償還及払戻金	100	100	0
09 予備費 (9-…)	450,000	450,000	0
支出合計	365,955,521	414,500,208	△ 48,544,687

日本政策投資銀行

平成17年度役職員予算定員及び俸給額表

区分	予算定員(人)	俸給額(千円)
役員	13	335,973
総裁	1	
副総裁	2	
理事	9	
監事	1	
職員	内 9(6箇月) 1,257	7,503,947
合計	内 9(6箇月) 1,270	7,839,920

俸給額欄の金額には非常勤の理事等（４人分）の給与を含む。

日本政策投資銀行

平成17年度事業計画

1. 日本政策投資銀行の平成17年度における業務は、資金の貸付、回収及び貸付債権に関する管理並びに資金の出資等である。

2. 貸付(出資を含む。)の対象及び金額は

地域再生支援	549,000,000千円
地域経済振興	140,000,000千円
地域社会基盤整備	170,000,000千円
広域ネットワーク整備	239,000,000千円
環境対策・生活基盤	300,000,000千円
環境・エネルギー・防災・福祉対策	300,000,000千円
技術・経済活力創造	300,000,000千円
先端技術・経済活性化	45,000,000千円
経済社会基盤整備	255,000,000千円
社会資本整備促進貸付	19,000,000千円
計	1,168,000,000千円

を予定している(出資は10,000,000千円を予定している。)。

なお、貸付(出資を含む。)には、旧北海道東北開発公庫の業務に相当する貸付(出資を含む。予定額120,400,000千円)、旧地域振興整備公団の貸付業務に相当する貸付(予定額9,400,000千円)及び旧環境事業団の貸付業務に相当する貸付(予定額7,100,000千円)が含まれている。

3. 上記の原資としては、自己資金64,000,000千円、産業投資特別会計からの出資金30,000,000千円、財政融資資金からの借入金568,000,000千円、産業投資特別会計からの借入金16,000,000千円、日本政策投資銀行債券の発行による収入490,000,000千円、計1,168,000,000千円を予定している。

平成17年度事業資金計画

支出 区分	金額(千円)	収入 区分	金額(千円)
貸付金	1,1[illegible]	前期末現金預け金	1[illegible],142,000
出資金	10,000,000	産業投資出資金	[illegible]0,000,000
借入金償還	1,483,347,908	借入金	584,000,000
財政融資資金借入金償還	1,391,170,361	財政融資資金借入金	568,000,000
簡易生命保険資金借入金償還	52,364,000	産業投資借入金	16,000,000
産業投資借入金償還	40,812,908	日本政策投資銀行債券	490,000,000
債券償還金	51,770,000	貸付回収金	1,591,982,836
寄託金返還	3,167,182	事業益金	374,906,336
動産不動産取得費	388,878	[illegible]用収入	1,152,907
事業損金	365,505,881	雑収入	24,146,308
予備費	450,000		
期末現金預け金	153,776,847		
合計	3,295,380,477	合計	3,295,380,477

日本政策投資銀行

損益計算書

損失				利益			
科目	平成15年度決算額(円)	平成16年度予定額(円)	平成17年度予定額(円)	科目	平成15年度決算額(円)	平成16年度予定額(円)	平成17年度予定額(円)
経常費用	513,168,674,140	416,547,600,011	385,910,535,405	経常収益	539,282,185,851	456,627,373,277	426,774,638,884
借入金利息	335,158,639,386	285,276,497,500	265,695,458,000	貸付金利息	482,935,290,096	404,308,498,727	379,766,838,096
寄託金利息	651,298,502	569,454,163	490,948,000	保証料	582,716,865	155,724,858	488,800,000
債券利息	37,572,158,883	38,962,369,727	46,646,594,878	有価証券利息	1,657,945,739	1,450,428,342	1,349,306,581
短期借入金利息	16,087	0	0	受取配当金	231,740,000	241,950,000	231,900,000
支払雑利息	2,485,739,745	2,598,324,000	618,726,000	預け金利息	378,921	380,000	190,000
事務費	26,994,614,962	28,550,822,800	28,365,117,000	受入雑利息	2,846,453,329	3,015,301,000	736,144,000
動産不動産減価償却費	982,564,650	968,173,000	896,170,000	受入手数料	2,257,014,433	1,825,620,000	1,259,150,000
支払手数料	16,756,130	215,569,817	275,992,000	外国為替益	0	1,381,000	0
外国為替損	63,880	0	0	有価証券益	42,223,353	7,074,000	57,000
出資金処分損	4,039,360,602	240,000,000	0	出資金処分益	27,460,818	78,706,000	0
有価証券償却	30,000,000	0	0	償却債権取立益	71,386,636	20,000,000	0
貸付金償却	57,194,198,011	13,657,773,033	0	雑益	1,259,534,184	991,880,002	257,371,000
出資金償却	250,000,000	0	0	貸倒引当金戻入	47,370,068,906	44,522,844,748	42,654,879,317
債券発行差金償却	337,927,149	373,554,000	450,902,000				
債券発行費償却	1,301,186,000	1,298,135,000	1,567,000,000				
雑損	1,616,779,486	874,013,355	0				
貸倒引当金繰入	44,522,844,748	42,654,879,317	41,453,637,527				
予備費	0	450,000,000	450,000,000				
当年度利益金	26,113,511,711	40,079,773,266	40,864,103,479				
合計	539,282,185,851	456,627,373,277	426,774,638,884	合計	539,282,185,851	456,627,373,277	426,774,638,884

日本政策投資銀行

貸借対照表

資産の部 科目	平成15年度末 決算額(円)	平成16年度末 予定額(円)	平成17年度末 予定額(円)	負債及び資本の部 科目	平成15年度末 決算額(円)	平成16年度末 予定額(円)	平成17年度末 予定額(円)
貸付金	14,946,851,582,768	14,238,386,372,336	13,517,875,342,554	借入金	11,378,686,281,000	10,419,897,729,000	9,530,450,450,000
出資金	344,077,536,782	456,612,383,636	476,612,383,636	財政融資資金借入金	10,768,891,711,000	9,889,759,041,000	9,067,503,790,000
有価証券	327,918,157,947	154,245,696,566	154,341,312,027	簡易生命保険資金借入金	216,636,000,000	150,726,000,000	98,464,000,000
現金預け金	18,266,945,827	8,142,686,107	27,776,847,221	産業投資借入金	463,868,536,000	386,210,686,000	354,397,686,000
未収収益	68,596,073,366	46,404,584,375	44,572,166,000	寄託金	24,861,160,000	21,663,927,000	18,476,745,000
未収貸付金利息	68,051,975,967	45,866,468,375	44,500,164,000	債券	1,786,896,276,000	2,090,457,140,000	2,589,975,140,000
未収保証料	10,514,142	16,103,000	55,491,000	未払費用	51,126,195,975	47,696,676,000	45,523,520,000
未収有価証券利息	535,583,177	522,013,000	316,451,000	未払借入金利息	43,766,141,491	41,759,577,000	39,811,448,000
雑勘定	533,257,880	533,257,880	533,257,880	未払寄託金利息	152,420,947	132,063,000	112,975,000
仮払金	95,388,666	95,388,666	95,388,666	未払債券利息	7,204,731,454	5,802,165,000	5,596,858,000
保証金等	384,339,278	384,339,278	384,339,278	その他未払費用	2,902,183	2,881,000	2,546,000
その他雑勘定	53,530,746	53,530,746	53,530,746	雑勘定	40,736,720,472	22,737,098,515	14,911,655,585
動産不動産	37,926,232,325	37,271,412,816	36,766,980,816	貸付償還金	6,698,465,862	6,721,220,053	6,721,220,053
繰延勘定				仮受金	2,845,771,163	2,845,771,163	2,845,771,163
債券発行差金	2,296,086,880	2,792,371,830	3,082,466,830	前受収益	31,714,221,312	13,108,337,564	5,286,886,571
支払承諾見返	76,321,015,047	172,460,073,047	231,060,560,947	その他雑勘定	128,271,146	61,869,746	57,717,746
貸倒引当金	△ 44,522,644,748	△ 42,654,579,817	△ 41,453,627,527	支払承諾	76,321,015,047	172,460,073,047	231,060,560,947
				(負債合計)	13,363,730,555,494	12,788,732,562,563	12,370,418,309,579
				資本金	1,194,266,000,000	1,242,266,000,000	1,272,266,000,000
				準備金	1,086,906,174,430	1,027,021,786,150	1,067,101,559,416

資産の部				負債及び資本の部			
科目	平成15年度末決算額(円)	平成16年度末予定額(円)	平成17年度末予定額(円)	科目	平成15年度末決算額(円)	平成16年度末予定額(円)	平成17年度末予定額(円)
				当年度利益金	28,113,611,711	40,079,773,386	40,864,168,479
				(資本合計)	2,221,307,786,150	2,269,287,559,416	2,280,051,862,896
資産合計	15,574,038,341,644	15,093,120,111,978	14,750,469,972,474	負債・資本合計	15,574,038,341,644	15,093,120,111,978	14,750,469,972,474

(注)　動産不動産の減価償却累計額は、次のとおりである。

平成15年度末決算額(円)	平成16年度末予定額(円)	平成17年度末予定額(円)
19,101,272,687	20,002,659,324	20,596,829,324

平成15年度日本政策投資銀行

財産目録（平成16年3月31日現在）

摘	要	金額(円)
貸付金	15,580口	14,840,861,558,768
貸付金	15,536口	14,733,860,604,229
外貨貸付金	34口	107,012,578,530
出資金	375口	244,077,826,782
有価証券		327,918,157,947
国債	政府短期証券 4口 額面 40,000,000,000円 [illegible] 39,989,618,378円 利付国庫債券(4年)、利付国庫債券(5年)、利付国庫債券(6年)、利付国庫債券(10年)及び[illegible] 14口 額面 [illegible],400,000,000円 [illegible] 208,597,359,000円	248,586,977,371
社債	37口	60,310,500,000
その他の証券	債務担保証券 2口 10,000,000,000円 新株引受権行使により取得した株式 1口 20,000,000円 新株予約権証券 1口 680,570円	10,020,680,570
現金預け金		19,296,945,827
現金		2,404,326
預け金		19,294,541,502
当座預け金	日本銀行外21行	2,304,541,502
普通預け金	三井住友銀行外1行	16,990,000,000
未収収益		68,886,078,386
未収貸付金利息		68,051,975,987

摘	要	金額(円)
未収保証料		10,514,142
未収有価証券利息		836,583,177
雑勘定		533,357,606
仮払金	39口	95,365,606
保証金等	84口	304,329,278
その他雑勘定		53,559,746
動産不動産		37,928,222,225
営業用土地建物動産		37,766,832,491
土地	91箇所 43,906㎡の65%及び139,[illegible]㎡	20,479,321,496
建物	216棟 延3,344㎡の95%、延846㎡の65%及び延108,579㎡	16,906,449,144
什器	2,016点	402,993,841
一括償却資産	101点	1,891,369
権利金等		2,176,656
建設仮払金	5口	141,399,734
繰延勘定		
債券発行差金		2,396,086,586
支払承諾見返	支払保証 44件	78,821,015,047
貸倒引当金		△ 44,522,844,748
合計		15,574,038,341,844